UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Exhibit 1: Tongxin International Ltd. Reports Financial Results for its Fiscal
           2008 First Quarter Ended March 31, 2008.

Exhibit 2: Tongxin International Ltd. Financial Statements


-----------------------------------------------------------------------------
                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TONGXIN INTERNATIONAL LTD.
                                          ----------------------------------
                                          (Registrant)



                                           By: /s/ William R. Herren
                                               -----------------------------
                                               Name: William R. Herren
                                               Title: Chairman and CEO



                                               /s/ Rudy Wilson
                                               -----------------------------
                                               Name: Rudy Wilson
                                               Title: COO

Date: May 12, 2008


============================================================================

Exhibit 1: Tongxin International Ltd. Reports Financial Results for its Fiscal
           2008 First Quarter Ended March 31, 2008.

Tongxin International Ltd.(Successor company of Asia Automotive Acquisition Corporation) (OTCBB: AAAC), the largest independent supplier of Engineered Vehicle Body Structures ("EVBS") in China, today announced selected financial results for the First Quarter 2008.

On April 23, 2008, Tongxin International ("TXI") announced that it consummated a merger with Hunan Tongxin Enterprise Co. Ltd., ("Hunan Tongxin") in which Hunan Tongxin becomes a wholly owned subsidiary of TXI. The merger of TXI and Hunan Tongxin was pursuant to an Equity Acquisition Agreement dated July 25, 2007, among Asia Automotive Acquisition Corporation ("AAAC"), the predecessor company of TXI and the stockholders of Hunan Tongxin.

Q1 2008 Highlights:

* Total revenue of US$ 30.3 million, an increase of 49.3% compared to the fourth quarter 2007; and an increase of 26.7% compared to the same period of last year.

* EBITDA of US$4.1 million, an increase of 38.2% compared to the same period in 2007.

* Gross margin of 24.9%, as compared to 24.4% of the same period in 2007.

* Net income of US$ 3.8 million, an increase of 65.9% compared to the fourth quarter 2007; and an increase of 38.4% compared to the same period last year.

"We continued to see increasing demand for our products throughout each of our business segments during the first few months of 2008 and as the demand for commercial vehicles continues to be very strong we expect to continue to see record results for revenue and net income for the remaining quarters of 2008. This strong demand is driven by China's need to continue to improve the infra-structure in the country. It will take commercial vehicles to build the needed roads and bridges and once this need is satisfied it will be trucks and buses that use the new roads. Because of this we are forecasting that the commercial vehicle market will continue to grow at a 20 to 25% rate for the foreseeable future and we believe we are well positioned to continue to grow faster than the overall market," stated Mr. William R. Herren, Chairman and CEO of Tongxin International Ltd.


       Summary of Selected Financial Results for the First Quarter 2008
                    (All numbers in US$ thousands)

                              Q1 of 2008   Q4 of 2007   Q1 of 2007  Change %  Change %
                                                                    (QOQ)     (YOY)
                              ----------   -----------  ----------  --------  ---------
Consolidated Revenues         $  30,281    $  20,288    $  23,906   49.3%     26.7%
Cost of Goods Sold               22,734       14,934       18,084   52.2%     25.7%
Gross Profit                      7,547        5,354        5,822   41.8%     29.6%
Total Operating Expenses          1,798        1,496        1,413   20.2%     27.3%
Income from Operations            5,749        3,858        4,409   49.0%     30.4%
Net Income                        3,847        2,318        2,779   65.9%     38.4%


* QOQ: compared current quarter over last quarter;
  YOY: compared current year over same period of last year


Update on Listing on a National Exchange

The Company is currently completing its requirements for a listing on the NASDAQ Global Market.

About Tongxin International Ltd.

Tongxin International Ltd. is the largest independent supplier of EVBS in China, capable of providing products for both light, medium-sized, heavy-duty, and vans. Additionally TXI designs, fabricates and tests dies used to stamp automotive body panels. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. TXI also manufactures complete cab structures for commercial vehicles. It's components must meet exacting dimensions for fit and finish before they are assembled and finally painted. These capabilities enable it to participate effectively in all sectors of the automotive market including light and commercial vehicles.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Hunan Tongxin, Tongxin International and their combined business and revenue expectations after completion of the proposed merger. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Tongxin International's and Hunan Tongxin's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Hunan Tongxin is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed automotive engineered vehicle body structures; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Tongxin International's filings with the Securities and Exchange Commission, and the Preliminary Proxy Statement/Prospectus
(Reg. No. 333-147086-01). The information set forth herein should be read in light of such risks. Neither Tongxin International nor Hunan Tongxin assumes any obligation to update the information noted within in this press release.


For further information, please contact:

Mr. William R. Herren
Chairman and CEO

Mr. Rudy Wilson
COO

Tel: 1-248-593-8330

============================================================================

Exhibit 2: Tongxin International Ltd. Financial Statements

               Hunan Tongxin International Ltd.
            Consolidated Statements of Operations
                For Year Ended March 31, 2008
                  (US$ amounts in thousands)

                                         03/31/2008
                                     ------------------
Total revenues                       $  30,281
  Cost of goods sold                   (22,734)
                                      ----------
  Gross profit                           7,547
                                      ----------
Operating expenses:
  Selling expense                         (520)
  General and admin expense             (1,278)
                                      ----------
                                        (1,798)
Income from operations                   5,749
  INterest expense                        (618)

Income(loss) before income taxes         5,131
Income taxes                            (1,283)
                                      ----------
Net income(loss)                         3,847
                                      ----------


               Hunan Tongxin International Ltd.
                 Consolidated Balance Sheets
                For Year Ended March 31, 2008
                  (US$ amounts in thousands)

                                           03/31/2008
                                       ------------------
Assets
Current Assets:
  Cash and cash equivalents            $  3,483

  Accounts and notes receivable,
  net of allowance for doubtful
  accounts                               25,388

  Inventories                            15,978

  Investments in marketable securities       74

  Other receivables                       1,742

  Other receivables due from related
  parties,                                8,284

  Prepaid expenses                        2,959

  Deferred tax assets                     1,676
                                        ----------
  Total current assets                   59,584
                                        ----------
Investments in operating businesses	    908

Property, plant and equipment            30,706

Land occupancy rights                     1,865
                                        ----------
Total assets                             93,063
                                        ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                       15,343

  Accrued expenses and other
  liabilities                            10,617

  Provision for product warranty             54

  Taxes payable                           9,246

  Dividend payable                            0

  Short-term loans                       24,492
                                        ----------
Total current liabilities                59,752
                                        ----------
Long-term liabilities:
Long-term loans	                         14,619
                                        ----------
Total liabilities                        74,371
                                        ----------
Shareholders' equity:
  Paid in capital                         8,762

  Reserve funds                           2,998

  Other comprehensive income              1,971

  Retained earnings                       4,961
                                        ----------
Total shareholders'equity                18,692
                                        ----------
Total liabilities and shareholders'
equity                                   93,063
                                        ----------



               Hunan Tongxin International Ltd.
            Consolidated Statements of Cash Flows
                For Year Ended March 31, 2008
                  (US$ amounts in thousands)

                                                03/31/2008
                                            ------------------
Cash flows from operating activities:
Net income(loss)                            $   3,847

Adjustments to reconcile net income
(loss)to net

cash provided by(used in)operating
activities:
  Allowance for doubtful accounts                (136)
  Depreciation expense                            520
  Amortization expense                             15
  Changes in                                        0
  Decrease in tax payable                           0
  Increase of inventories                      (3,449)
  Increase of accounts and notes receivable      (950)
  Decrease (increase)of prepaid expenses          (37)
  Increase of accounts payable                  6,349
  Increase(decrease)of accrued expenses           750
                                               --------
Net cash provided by(used in )operating
activities                                      6,909
                                               --------
Cash flows from investing activities:
Purchase of property,plant and equipment       (6,170)
Cash paid for investment                          (35)
Net cash used in investing activities          (6,205)

Cash folws from financing activities:
  Proceeds from capital contributions               0
  Proceeds from loans                           4,325
  Dividends paid                                 (263)
  Cash repayments of amounts borrowed          (3,275)
                                               --------
Net cash provided by financing activities         787
                                               --------

Effect of foreign exchange rate changes           330

Net increase(decrease)in cash and cash
equivalents                                     1,821

Cash and cash equivalents at beginning of
year                                            1,662

Cash and cash equivalents at end of year        3,483
